Exhibit 99.2

13 January 2005

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 13 January 2005 it purchased 200,000 of its ordinary shares at a price of 329.6563 pence per ordinary share. 100,000 of these shares will be held as treasury shares and 100,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 100,000 shares and excluding treasury shares) is 521,406,073. Following the above purchase, Mitchells & Butlers plc holds 1,267,967 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS